UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*
               ADELPHIA COMMUNICATIONS CORPORATION
                         (Name of Issuer)
                   Common Stock, $.01 par value
                  (Title of Class of Securities)
                          006848105
                          (CUSIP Number)
                          Alan M. Stark
                          80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                         July 15, 1998
                 (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)      NO LONGER APPLICABLE

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D


CUSIP No.   006848105
__________________________________________________________________
               1) Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

           MYRON M. KAPLAN
           S.S. No. ###-##-####
 _________________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          PF
_________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
                                   (7)  Sole voting Power
Number of            988,900
Shares Bene-
                    ficially       (8)  Shared Voting Power
                    owned by                -0-
Each Report-
                    ing Person     (9)  Sole Dispositive Power
With                 988,900

                                   (10) Shared Dispositive Power
                        -0-

_________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   988,900
_________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    4.9%
_________________________________________________________________
               14)  Type of Reporting Person
               I N


Item 3.  Source and Amount of Funds or Other Consideration.
          Mr. Kaplan beneficially owns 988,900 Shares, and the total cost is $6,826,000. The source of funds for the purchase of all such Shares was personal funds.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10K for the fiscal year ended March 31, 1998 filed with the Securities & Exchange Commission, there were issued and outstanding at June 24, 1998 20,043,528 Shares of Common Stock. Mr. Kaplan owns 988,900 Shares or 4.9% of those outstanding.
          The following table details the transactions by Mr. Kaplan in shares of Common Stock within the 60 day period prior to this filing. All such transactions were open market sale transactions.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          06/24/98             15,000             $33.10
          06/30/99              5,000              36.35
          07/01/98              9,000              38.03
          07/02/98              5,000              39.40
          07/07/98              4,000              39.75
          07/10/98              2,000              40.25
          07/13/98              2,000              40.50
          07/15/98              8,000              41.25
          07/15/98             13,000              42.90
          07/20/98              5,000              42.00

     Mr. Kaplan ceased being the beneficial owner of more than five percent of the number of Shares outstanding on July 15, 1998.

Item 10.  Certification.

     Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the number of Shares outstanding, the reporting person has no further reporting obligation under Section 13(d) of the Act, and the reporting person has no obligation to amend this Statement if any material change occurs in the facts set forth herein.


                              Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 1998

/s/ Myron M. Kaplan
MYRON M. KAPLAN



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).